May 13, 2011

Re:	Hitachi, Ltd.
Form 20-F for Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments 1 through 3 received from the Staff via a letter dated March 15, 2011 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010, filed on June 29, 2010.

As has been separately conveyed to the Staff by our legal counsel, we hereby request permission to submit our responses to comments 4 and 5 in a subsequent response letter to be filed by June 10, 2011.

Regarding our responses to the Staff’s comments, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff’s comments 1 through 3. For your convenience, we have restated the Staff’s comments in italicized type and have followed each comment with our response thereto.

Mr. Terence O’Brien Securities and Exchange Commission	May 13, 2011

Valuation and Qualifying Accounts, page F101

1.
Your revised Schedule II disclosure indicates that the March 31, 2010, allowance is equal to your last 6+ years of actual charge-offs. Further, the previously cited information in your filings inform investors that your receivable turnover increased, and that past due amounts and credit losses significantly decreased (page F-38). Also, the analysis provided on page 4 of your February 10, 2011, letter contains critical accounting assumptions that appear inconsistent with your historical experience. For example, you assume that the ¥15.301 billion uncollected 3/31/09 past due receivables require a 100% reserve whereas the table of subsequent collections demonstrates a significant portion of even very overdue receivables are ultimately collected. Of receivables overdue one year at 3/31/09, you collected 65% and only wrote off 6%. Consequently, absent a substantive and informative explanation to the contrary, it continues to appear that your allowance is materially over-stated both at March 31, 2009, and at March 31, 2010. In this regard, we note that the ¥32,139 billion excess of your allowance over your fiscal 2010 charge-offs is 51% of your fiscal 2010 pre-tax operating results. Please tell us how you intend to adjust the allowance in your March 31, 2011, Form 20-F. Alternatively, if you continue to believe that the allowance is not materially overstated then please provide a revised analysis that incorporates the following information: (1) the extent to which the aging of your receivables portfolio has changed over your last three fiscal periods; (2) the circumstances which precipitated the unusually high charge-offs in fiscal 2010; (3) the extent to which your March 31, 2010, receivables portfolio includes accounts and notes with repayment terms exceeding one year and whether such assets are classified as non-current on your balance sheets; (4) the aggregate allowance amounts established at March 31, 2009 and 2010 for specific customer receivables not yet due; (5) the aggregate allowance amounts established at March 31, 2009 and 2010 for specific customer overdue receivables; (6) an expanded and updated roll forward schedule of your receivables collections from March 31, 2008 through February 28, 2011; and, (7) a discussion of the specific factors identified by management in concluding that the March 31, 2009 and March 31, 2010 allowance makes sense in light of the corresponding collection experience.

During the fiscal year ended March 31, 2011, the Company’s allowance for doubtful accounts decreased by approximately ¥7 billion as a result of net write-offs of ¥8 billion, partially offset by a net provision for bad debts of ¥1 billion. The net provision includes downward revisions to the reserve for certain subsidiaries as a result of changes in specific facts and circumstances, such as the acquisition of a large customer by a financially stronger entity, the implementation of government incentive programs and changes in the financial condition of customers in specific industries. These downward revisions aggregate to approximately ¥8 billion.

Mr. Terence O’Brien Securities and Exchange Commission	May 13, 2011

The Staff made further inquiry as to the subsequent status of our accounts receivable as of March 31, 2009. Based on our analysis of subsequent cash receipts, write-offs and changes in facts and circumstances related to accounts receivable outstanding as of March 31, 2009, the allowance for doubtful receivables may have been overestimated by an amount of up to ¥6 billion to ¥8 billion. This amount represents less than 0.4% of the accounts receivable balance as of March 31, 2009.

Management continues to believe that the Company’s estimate of doubtful receivables was reasonable at the time it was made in light of the turbulent economic environment that prevailed in the wake of the recent financial crisis, although subsequent improvements in the general economy and in the financial condition of certain customers eventually led to better-than-expected collections. The March 31, 2009 estimate was within a reasonable range based on the amount of the reserve and the process of preparing management estimates. Moreover, the range is not material to the Company’s financial statements taken as a whole from either a quantitative or a qualitative perspective. Therefore, we believe that the changes are appropriately characterized as a change in estimate and that no restatement of our financial results is warranted for any period.

As you are aware, on March 11, 2011, Japan experienced a magnitude 9.0 earthquake, followed shortly by a large tsunami that struck a vast swath of Japan’s Pacific coastline. The earthquake and collateral events resulted in catastrophic losses of life and property in Japan, particularly in the Tohoku and Kanto regions, including significant damage to a number of our facilities and subsidiaries and to the operations of many of our customers in the affected regions. As a result of the earthquake and collateral events, we will be required to make revisions to our estimated allowance for doubtful accounts and to record other impacts such as asset impairments. Although significant, the earthquake and collateral events have not resulted in a material adverse financial impact to the Company as of the date of this letter.

The provision for doubtful receivables for the year ended March 31, 2011 includes approximately ¥1 billion related to increases in the allowance as a result of the earthquake and collateral events. The earthquake occurred on March 11, 2011, and consequently, allowances related to the earthquake were not significant as of March 31, 2011, owing to the close proximity in time between the earthquake and the end of our fiscal year. There may be further adjustments to the allowance in subsequent years as the effects of the earthquake and collateral events become known and measurable.

Mr. Terence O’Brien Securities and Exchange Commission	May 13, 2011

2.
It remains unclear whether you have objective and reliable historical evidence to support the estimates which comprise your March 31, 2009 and 2010 allowance balances. We understand that your applicable subsidiaries and business units use an aging method to estimate bad debts for the receivables not covered by a specific allowance allocation. However, we also understand that you have never analyzed whether your historical allowance estimates correlate with actual credit losses. Consequently, it is not clear whether there is a valid basis for the estimates used in your aging analysis. ASC 3l0-10-35-4c requires that the allowance account be supported by an appropriate, well documented analysis, consistently applied. This analysis must include a procedure to validate the systematic methodology used to estimate your loss allowance. Please describe for us any relevant policies and procedures that you use to adjust your loss estimation methods to reduce differences between estimated losses and actual subsequent charge-offs. Fully explain how you can reasonably estimate the bad debts imbedded in your receivables portfolio if there is no systematic methodology to assess the accuracy of your prior accounting estimates. We may have further comment.

The allowance for doubtful receivables is the Company’s and its subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on various factors including, but not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote.

Within the context of the group policy previously described, each subsidiary in the group has latitude to determine a specific allowance methodology based on the unique characteristics of the subsidiary’s operations and the nature of its accounts receivable portfolio. The allowance for doubtful accounts is measured and recognized by the subsidiary where the loss has been incurred. Accordingly, it is the responsibility of subsidiary management to determine the amount of and record the allowance.

The Company’s corporate management monitors the consolidated allowance for overall reasonableness and secondarily considers the individual allowances recorded by principal subsidiaries. This top-down approach takes into account offsetting amounts when assessing whether the measurement of the group allowance is within an acceptable range. Corporate management also considers any known errors and control deficiencies at the individual subsidiaries when reaching its conclusions as to the fair presentation of the financial statements and effectiveness of its internal controls over financial reporting.

Mr. Terence O’Brien Securities and Exchange Commission	May 13, 2011

Given the size and complexity of our organization, which comprises approximately 900 subsidiaries and more than 30 operating segments, the process we utilize to establish and monitor our allowance for doubtful receivables is principally decentralized. Accordingly, we rely on our subsidiaries to execute our processes.

Our subsidiaries maintain procedures designed to analyze our reserves on a regular basis. We believe our recorded allowances were appropriate based on such analyses. Although we believe our controls related to establishing and monitoring the allowance for doubtful accounts were not materially deficient, we have implemented the following measures to improve our procedures for monitoring allowances and to provide better disclosure to investors. Such control improvements include: (i) revision of the subsidiary reporting package to prevent erroneous data entry relating to Schedule II; (ii) revision of our internal instructions to subsidiaries to include a directive that all subsidiaries must perform a retrospective review of the assumptions relied upon in establishing their allowances for doubtful receivables, including comparison of such assumptions to actual collections experience; (iii) detailed review by corporate personnel of larger specific reserve amounts; and (iv) analysis by corporate personnel of significant fluctuations in historical write-off information for subsidiaries with significant reserve balances.

In the Form 20-F for the year ended March 31, 2011, we will enhance our disclosures regarding ongoing controls and monitoring procedures as suggested by the Staff.

3.
In light of the Schedule II accounting error, please tell us whether the “Net credit loss” amounts on page F-38 will also require restatement. Also, please clarify for us how this reported decrease in “Net credit loss” is consistent with the substantial fiscal 2010 increase in charge-offs to be reported in Schedule II.

The net credit loss amounts reported on page F-38 are obtained from a source that is independent of the information used to prepare the Schedule II. As such, these amounts are not affected by the error in Schedule II. We do not believe a restatement is required.

Net credit loss for securitized receivables and other receivables managed together with them is equivalent to the “charged to income” amount disclosed in the Schedule II for trade receivables. The “charged to income” amounts decreased from ¥10.9 billion for the year ended March 31, 2009 to ¥8.7 billion for the year ended March 31, 2010. Of these amounts, the component related to our non-financial services companies decreased from ¥5.4 billion for the year ended March 31, 2009 to ¥1.3 billion for the year ended March 31, 2010. As most of the securitized receivables consist of receivables from our non-financial services companies, we believe this is consistent with the decrease in the net credit loss amount reported on F-38.

Schedule II to the March 31, 2011 Form 20-F will include a footnote indicating that the amounts presented for “Charged to income” and “Bad debts written off” for the year ended March 31, 2010 have been revised.

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Mr. Terence O’Brien Securities and Exchange Commission	May 13, 2011

Please contact Theodore A. Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our U.S. legal counsel, at +81-3-5561-4421 with any questions you may have regarding this letter.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Senior Vice President and Executive Officer Hitachi, Ltd.

cc:	Hitoshi Matsuoka Ernst & Young ShinNihon LLC Jackson Day Ernst & Young LLP, New York Theodore A. Paradise Michael T. Dunn C. Wallace DeWitt Miles E. Hawks Davis Polk & Wardwell LLP